February 8, 2011
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention: Ruairi Regan

Re:	Kips Bay Medical, Inc. Registration Statement on Form S-1 (File No. 333-165940)
VIA EDGAR
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Rodman & Renshaw, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on Thursday, February 10, 2011, or as soon thereafter as practicable.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: January 18, 2011
(ii)	Dates of distribution: January 18, 2011 to February 8, 2011
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 31
(iv)	Number of prospectuses so distributed: 1,500
The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.
RODMAN & RENSHAW, LLC

By:	/s/ David Horin

Name:	David Horin
Title:	Chief Financial Officer